UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number 001-35123

Golar LNG Partners LP

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place

14 Par-la-Ville Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes  ☐         No   ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Golar Eskimo Acquisition

As previously announced, Golar LNG Partners LP (the “Partnership”) has entered into a Purchase, Sale and Contribution Agreement dated December 15, 2014 (the “Eskimo Purchase Agreement”), pursuant to which the Partnership has agreed to purchase from Golar LNG Limited a 100% ownership interest in the companies that will own and operate the Golar Eskimo, a floating storage and regasification unit, for an aggregate purchase price of approximately $390.0 million. The Eskimo Purchase Agreement is attached hereto as Exhibit 10.1.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-181094), ORIGINALLY FILED WITH THE SEC ON MAY 2, 2012 AND THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-191909), FILED WITH THE SEC ON OCTOBER 25, 2013.

ITEM 6—EXHIBITS

The following exhibit is filed as part of this Report:

10.1 Purchase, Sale and Contribution Agreement dated December 15, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: December 18, 2014

	By:	/s/ Graham Robjohns
Name: Graham Robjohns
Title: Principal Executive Officer

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